Exhibit 99.1

For Immediate Distribution

RR Media Continues Strategy to Accelerate Growth and
Create Scale, Acquiring Eastern Space Systems (ESS)
in Romania

Company to Report First Quarter 2015 Results on May 11, 2015;
RR Media Expects Q1 Revenues of $30.5 million and Adjusted EBITDA of $3.5 to
$3.8 Million

Airport City Business Park, Israel (April 10, 2015) – RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast industry, has announced the acquisition of Eastern Space Systems (ESS) in Romania, a privately held provider of content management and distribution services and related consulting services.

The acquisition provides RR Media with added satellite coverage on Intelsat 1°W, offering one of the fastest-growing platforms for digital media delivery, reaching more than 17 million TV households in Central, Eastern and Nordic Europe. In addition, the acquisition further enhances RR Media’s smart global network, providing the company with additional reach into Europe through ESS’ extended European fiber coverage as well as other IP and local fiber optics capabilities.

RR Media will take over the day-to-day operations, providing extensive customer service, engineering, technological expertise and sales support to all existing ESS Romania customers including Eurosport, AXN, Paramount, MTV, VH1 and others. All will be offered extension to their current business with full access to RR Media’s global media services platform with the capability to provide a wide range of digital media solutions including expanded content distribution capabilities, content management and preparations services, online video services and sports and live event solutions.

Avi Cohen, CEO of RR Media comments on the recent acquisition: “This acquisition is part of our continued strategy to accelerate growth, create scale and enhance our geographic presence.  It meaningfully adds to our global business of content management and distribution infrastructure and local talent, as well as expands our services, especially in the areas where we’ve extended our satellite and fiber coverage in Central Europe. This growing region is underserved, dominated by small companies, and we view it as a prime opportunity to capture market share by leveraging our scale, global presence, and comprehensive offering. Accordingly, we are confident we can further penetrate Central Europe, gaining new customers and producing increasing revenue opportunities in the coming years. In addition, this acquisition bolsters our already strong customer base, giving us access to several upper tier customers.”

The newly acquired business is profitable and is expected to provide further synergies for RR Media with additional customer and revenue opportunities anticipated from this acquisition. With additional interconnectivity within Europe, RR Media will significantly expand its global content management and distribution capabilities.

Cristinel Popa, CEO and owner of ESS comments on this acquisition: “We have worked extremely hard to create value for our customers in central Europe.  I am very happy with the partnership created through this acquisition and strongly believe that it will greatly enhance the value for our customers giving them access to a larger range of global services.”

As a result of this acquisition, RR Media expects to generate approximately $7 million of incremental revenue from the central Europe region during 2016. ESS is expected to be accretive to RR Media’s earnings within six months.

First Quarter 2015 Results

The Company expects first quarter 2015 revenues of approximately $30.5 million, and Adjusted EBITDA of approximately $3.5 to $3.8 million.

Avi Cohen, CEO of RR Media, commented, “The continuous erosion of the Euro exchange rate which impacted our dollar based backlog coupled with the economic instability in Russia during the first quarter resulted in lower revenues than expected, as we experienced early terminations of services/contracts due to the sudden and significant drop in the value of the Ruble compared to other world currencies. We are taking specific steps to address this issue including decreasing relevant satellite capacity commitments and continue to closely monitor the situation in Russia for any further changes.”

Management will continue to evaluate its financial performance and pipeline, and expects to provide updates to its full-year outlook, accounting for acquisitions, as the year progresses.

The Company will release its financial results for the first quarter of 2015, on Monday, May 11, 2015 prior to the opening of the market. Management will host a conference call to discuss the results at 9 a.m. ET and 4 p.m. in Israel that day.

Details are as follows:

•	Dial-in number from within the United States: 1-877-857-6149
•	Dial-in number from Israel: 1 80 925 8243
•	Dial-in number from the UK: 0 808 101 7162
•	Dial-in number (other international): 1-719-325-4805
•	Playback, available until May 18, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 9969156 for the replay.
•	A live webcast is accessible at http://public.viavid.com/index.php?id=113925.

ENDS

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media players to create the richest possible media and entertainment experiences for the world’s consumers. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 650 channels and to leagues and right holders of over 100,000 hours of sports and live events yearly. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Current Reports on Form 6-K.

Investor Contact:
Hayden/ MS - IR
Brett Maas/ Miri Segal-Scharia
Tel: 646-536-7331 / 917-607-8654